
FMC

FRASER MILNER CASGRAIN LLP


03050447

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

March 19, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA




PROCESSED
MAY 20 2003
THOMSON
FINANCIAL


SUPPL

Ladies and Gentlemen:

**Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of a press release dated March 7, 2003, which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 5/12

If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP



Matthew R. Hibbert

MAH/mb
Encl.

cc: Brian Jamieson, Jannock Properties Limited (by fax)
Richard Scott, Fraser Milner Casgrain LLP

1719764_1.DOC

March 7, 2003

Jannock Properties Limited reports December 31, 2002 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings for the year of $647,000 ($0.02 per share) compared with $146,000 ($0.00 per share) in 2001.
Operating activities for the year ended December 31, 2002 generated cash of $1,620,000 compared with $3,246,000 in 2001.

Real Estate
Land sales in 2002 were $6,607,000 and include $390,000 for the sale of the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. In 2001, the land sales of $5,624,000 were from the sale of properties at the Cooksville, Tyandaga and King Forest sites.
The carrying values of some of the Burlington properties have been reduced to net realizable value by recording a provision of $1,561,000 in 2002.
A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date. Efforts are being made to reach a firm agreement to sell this property under a power of sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.
In 2002, the Company entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. The Ontario Municipal Board hearing to adjudicate upon the land use proposals for this site commenced in September 2002 and is expected to continue until March 2003. The ruling by the board is not expected for at least a few months after that date. The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses. An unfavourable decision by the Ontario Municipal Board will have a material impact on the value of this property and consequently the value of the Company.
Conditional agreements were also made in 2002, to sell:
- an 11-acre apartment block at the Cooksville site in Mississauga for $6.9 million which includes a vendor take-back mortgage of $5.5 million.
- a 73-acre site in Burlington for $3.8 million cash.

Closing of these conditional sales is expected to occur later this year.
A previously announced conditional sale of a 48-acre residential site in Milton for $3.5 million has been terminated.

Cash Flows
Cash flows for operating activities in 2002 amounted to $1,620,000 compared with $3,246,000 in 2001. The reduction from the 2001 levels primarily related to increased expenditures associated with the Ontario Municipal Board hearing on the future use of the Britannia site.
In 2002 the Company reorganized its capital structure and then distributed $5,345,000 to shareholders through the redemption of Class A special shares. Bank borrowings of $2,180,000 were made in 2002 utilizing the Company's bank lines.

Jancor Companies, Inc.
Under the terms of the sale of the Jancor investment in 2001, Jannock Properties received the right to 25% of any net proceeds to the majority equity holders (holding 83% ownership) if and when they decide to sell their interest in Jancor.

Unaudited results for Jancor show that it has achieved earnings before interest, taxes, depreciation and amortization of approximately US$25 million in each of the last two years. This has enabled it to reduce its ongoing debt obligations to approximately US$50 million. These results indicate that Jancor may produce some value for Jannock Properties in the future providing cash flows are maintained. The business faces considerable uncertainties in the future from the impact of increased oil prices on the cost of resin and the depressed level of activity in the US markets. The majority owners have indicated that they no intention of seeking a buyer for Jancor for some time. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

Corporate Items

General and administrative expenses of $1,212,000 for 2002 were only slightly higher than the 2001 level despite 2001 including $202,000 of one-time reductions.

Income tax recoveries of $592,000 in 2002 included approximately $642,000 in recoveries to reflect the impact of retiming the expected sales of the Britannia and Burlington South sites and to recognize a delay of one year in the scheduled reductions in corporate income tax rates in the Province of Ontario. In 2001, income tax provisions of $785,000 included approximately $542,000 to reflect the impact of the decline in income tax rates that was announced by the Ontario Government in 2001.

The Company will hold its Annual General Meeting on May 30, 2003.

The number of Class B Common shares outstanding is 35,631,932. Currently there are 160 Class A Special shares that are associated with each Common Class B share. The combination of one Class B Common and 160 Class A Special shares are listed as units on the TSX Ventures Exchange (trading symbol: JPL.UN).

The Company is headquartered in Mississauga, Ontario. The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED

Balance Sheet

(in thousands of Canadian dollars)

	December 31 2002 (unaudited)	December 31 2001
Assets		
Land under development	$ 11,572	$ 15,800
Land held for development	7,128	4,077
Mortgage receivable in default	5,115	-
Mortgage receivable	224	5,339
Future income taxes	5,683	5,071
Other assets	2	189
Cash and cash equivalents	22	2,564
Restricted cash held in trust	1,014	-
	$ 30,760	$ 33,040
Liabilities		
Bank loan	$ 2,180	$ -
Accounts payable and accrued liabilities	1,953	2,813
Income taxes payable	175	92
Deposits on land sales	1,028	13
	$ 5,336	$ 2,918
Shareholders' Equity		
Capital stock	$ 56,964	$ 62,309
Contributed surplus	6,868	6,868
Deficit	(38,408)	(39,055)
	$ 25,424	$ 30,122
	$ 30,760	$ 33,040

JANNOCK PROPERTIES LIMITED
Statement of Earnings and Deficit
(in thousands of Canadian dollars, except per share amounts)

	Twelve months to December 31	
	2002	2001
Land sales	**$ 6,607**	$ 5,624
Cost of sales	**4,112**	3,801
Provision for loss in value	**1,561**	142
Gross profit	**934**	1,681
Interest and other income	**333**	440
General and administrative expenses	**(1,212)**	(1,190)
Income before income taxes	**55**	931
Provision for/(recovery of) income taxes - current	**20**	23
- future	**(612)**	762
Net earnings for the year	**$ 647**	$ 146
Deficit - Beginning of year	**$ (39,055)**	$ (39,201)
Deficit - End of year	**$ (38,408)**	$ (39,055)
Net earnings per share	**$ 0.02**	$ 0.00

JANNOCK PROPERTIES LIMITED
Statement of Cash Flows
(in thousands of Canadian dollars)

	Twelve months to December 31	
	2002	2001
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	**$ 6,607**	$ 5,240
Deposit received on future land sales	**1,014**	
Collection of mortgages receivable	**-**	1,475
Interest and other income received	**322**	294
Cash payments		
Real estate commissions	**-**	(52)
Expenditures on land development	**(5,088)**	(1,815)
Payments of assumed liabilities	**-**	(329)
Income taxes paid	**57**	(114)
Payments of administrative and other expenses	**(1,288)**	(1,432)
Interest paid	**(4)**	(21)
	1,620	3,246
Investing activities		
Restricted cash held in trust	**(1,014)**	
Other	**17**	
	(997)	-
Financing activities		
Bank loan	**2,180**	(750)
Redemption of capital stock	**(5,345)**	
	(3,165)	(750)
(Decrease) increase in cash	**(2,542)**	2,496
Cash - Beginning of year	**$ 2,564**	$ 68
Cash - End of year	**$ 22**	$ 2,564